Filed pursuant to 424(b)(3)

Registration Statement No. 333-274595

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated November 14, 2023)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Issuance of up to 9,482,110 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated November 14, 2023, as supplemented (the “Prospectus”), relating to the resale of up to 9,482,110 ordinary shares, $0.0022 par value per share (the “Ordinary Shares”), by Generating Alpha Ltd. (“Selling Stockholder”). The Ordinary Shares included in the prospectus consist of (i) Ordinary Shares that the Selling Stockholder may receive pursuant to the conversion of up to $4,804,800 of principal and accruing interest under a promissory note held by the Selling Stockholder, at a fixed conversion price of $1.6378; (ii) 3,929,051 Ordinary Shares underlying an “A” Warrant held by the Selling Stockholder; and (iii) 2,619,367 Ordinary Shares underlying a “B” Warrant held by the Selling Stockholder. The A Warrants or the B Warrants are not registered for resale.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information contained in our Report on Form 6-K submitted to the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2023 (the “Form 6-K”). Accordingly, we have included below such information in this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Global Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On November 27, 2023, the closing price of our Ordinary Shares was $1.16.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 15 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 28, 2023

PRESS RELEASE

SMX Announces Planned Launch of

World’s First Plastic Cycle Token

THE NEXT GENERATION OF CARBON CREDITS

New York, Dubai, November 28, 2023 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today the planned launch of a groundbreaking plastic cycle token, scheduled for release in Q2 2024. Amidst a global context where only an estimated 9% of plastic is recycled in a market valued at over $40 billion, this initiative is being designed to present a reliable, ethical digital credit platform, aiming to capitalize on billions of dollars in recyclable plastics credits in a newly created market.

The contemplated collaboration is expected to amalgamate a diverse array of partners and sponsors, each contributing distinct skills and expertise to create the Plastic Cycle Token. Consortium members are being identified and would be selected to provide deep domain knowledge and technology to ensure best practices and technical proficiency.

This tradeable plastic cycle token is being designed to enable companies to transition towards sustainable practices, encouraging entities within and outside the plastic ecosystem, including oil producers and waste management firms, to increase recycled content utilization.

This initiative is also expected to position the SMX Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using SMX’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity.

SMX believes that the goals of its Plastic Cycle Token project aligns with the European Union’s ongoing efforts to address the limitations of the current carbon credit system, including the adoption of a strict mass balance definition. The proposed EU Packaging and Packaging Waste Regulation aims for at least 50% of all EU plastic waste to be recycled by 2025.

Mass balance, a chain of custody model under ISO standard 22095, is already utilized in sectors like biofuels and fair-trade commodities. However, SMX believes that this is still not sufficient. Some major corporations have formally advocated a strict mass balance measurement with chemical and physical traceability. SMX’s technology enables physical traceability, supporting this Plastic Cycle Token model, and SMX believes will incentivize genuine plastic recycling.

SMX’s technology can precisely tangibly identify the origins and composition of raw materials in consumer products and packaging, promoting efficient recycling and reuse. It comprises a chemical marker, reader technology, and blockchain data storage, facilitating a global system for grading and certifying plastic recycled content.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6